082-00913

J Sainsbury plc

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20546
USA

9 September 2010


10016362

SUPPL

Dear Sir

Please find enclosed a copy of an announcement made to the London Stock Exchange yesterday.

Yours faithfully,

Philip Davies
Assistant Company Secretary

9/24

RECEIVED
2010 SEP 24 A 7:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

J Sainsbury plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

Gwyn Burr

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

n/a

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Gwyn Burr

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares 28 4/7p each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

8. State the nature of the transaction

Exercise of award and sale of shares under the J Sainsbury plc Long-Term Incentive Plan 2006.

9. Number of shares, debentures or financial instruments relating to shares acquired

60,863 shares acquired under the J Sainsbury plc Long-Term Incentive Plan 2006. 29,772 shares retained following the sale of 31,091 shares to cover income tax and NIC.

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

n/a

11. Number of shares, debentures or financial instruments relating to shares disposed

31,091 shares sold to cover income tax and NIC.

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

n/a

13. Price per share or value of transaction

373.20 pence

14. Date and place of transaction

8 September 2010

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

223,180 shares

16. Date issuer informed of transaction

8 September 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Hazel Jarvis 0207 695 6378

Name and signature of duly authorised officer or *issuer* responsible for making notification

Hazel Jarvis

DATE OF NOTIFICATION 8 September 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

J Sainsbury plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

Tim Fallowfield

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

n/a

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Tim Fallowfield

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares 28 4/7p each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

8. State the nature of the transaction

Transfer of shares as a gift

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

60 shares

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

n/a

13. Price per share or value of transaction

14. Date and place of transaction

8 September 2010

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

345,189 shares

16. Date issuer informed of transaction

8 September 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Hazel Jarvis 0207 695 6378

Name and signature of duly authorised officer or *issuer* responsible for making notification

Hazel Jarvis

DATE OF NOTIFICATION 8 September 2010